Correspondence

DEL MAR INCOME PARTNERS, LTD.
222 Milwaukee Street, Suite 304
Denver, CO 80206

December 23, 2005

Elaine Wolff
Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Del Mar Income Partners, Ltd. File No. 333-118092

Dear Ms. Wolff and Ms. Gowetski:

        The following is in response to your comment letter dated December 16, 2005 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

General

1.	We note your response to comment no. 1 and the revised disclosure. In particular, we note the disclosure on page 32 that Regatta borrows money from lenders, primarily individuals, in order to make loans to borrowers and has issued unsecured notes to these lenders. We further note that, since 2001, Regatta has borrowed $5,587,518 from its lenders. We note your disclosure that upon payout the lenders are paid both principal and interest on the notes. Please clarify what you mean by “payout.” Is this when balloon payments are made? Please tell us the total number of lenders and clarify whether the lenders receive principal and interest payments from Regatta or directly from the mortgagees and when such payments are received. Are the lenders a party to the loan agreements? Further, provide us with the form of unsecured note issued by Regatta. In addition, we note your statement on page 32 that many of Regatta’s lenders choose to reinvest their principal and interest earned and have essentially entered into revolving lending arrangements with Regatta. Please describe for us in detail the mechanics of this reinvestment, including whether new notes are issued to the lenders. Further, please revise your disclosure to substitute the term “investor” for “lender.”

In Amendment No. 5, we have deleted the confusing reference to “payout.” We’ve also noted that Regatta has borrowed funds from a total of 44 investors since 2001. We have referred to the lenders as investors and have revised the number of investors in Table B as the previous disclosure referenced the number of notes, rather than the number of investors. Some investors have more than one note.

We have also clarified that Regatta’s investors receive payments from Regatta and are not parties to loans made by Regatta. Supplementally, we are providing a form of unsecured note issued by Regatta. These investors are typically issued new notes when they choose to reinvest.

2.	We note from the prior performance tables that some loans were secured by personal property. Please revise to disclose whether you may collateralize loans with personal property and if so, include appropriate risk factor disclosure.

We have added a risk factor regarding the potential for collateralizing loans with personal property.

Cover

3.	We note your disclosure on the cover and on page 2 that $283,112 of your outstanding loans are in default. We further note your disclosure in the chart on page 20, dated as of September 30, 2005, that the “Principal Amount of Loan Subject to Delinquent Principal or Interest” is $281,612. Please clarify whether the discrepancy results from the date of the chart or otherwise tell us why there is a discrepancy in the numbers.

We have revised the disclosure throughout the Prospectus to reflect the full payment of the Mississippi loan. Accordingly, the default loan number has been revised.

Prospectus Summary, pages 1. 7

4.	We note your response to comment no. 8 and the revised disclosure that the majority of your current loans are secured by residential properties. Please expand your disclosure to clarify, if true, that these properties are single family residential properties. In addition, please revise your disclosure to clarify the nature of the loans.

We have expanded the disclosure to clarify that the properties are single family residential properties. We have also expanded the disclosure to clarify that the first set of loans is in default.

5.	We note your penultimate sentence in the third paragraph that in order to make interest carry loans you would need to understand the borrower’s purpose for requesting a deferral of “principal” payments. Do you mean “interest” payments? Please revise or advise.

We have revised the penultimate sentence in the third paragraph.

Summary Risk Factors, page 3

6.	We note your response to comment no. 9 and the revised disclosure on page 2 regarding the loans that are in default. We continue to believe that you should expand your disclosure throughout the prospectus to clarify that these loans are in default. We note, for example only, the disclosure on pages 9 and 18 that refers to these loans as “delinquent.”

We have made revisions throughout the prospectus to clarify that the loans are in default.

Conflicts of Interest

7.	We note your response to comment no. 15. However, we are unable to locate in this section the disclosure regarding the nature of the payment structure and how it could encourage the acquisition of higher yielding and riskier loans. Please advise or revise.

We have revised the Conflicts of Interest subsection.

Risk Factors. page 9

8.	We note your response to comment no. 20 regarding risk factor disclosure discussing the risk that your loans may be cross-collateralized, but we are unable to locate the disclosure. Please revise or advise.

We have included a new risk factor regarding the risk of cross-collateralized loans.

Business. page 22

9.	We note your disclosure on page 23 that the house in Mississippi is “currently under contract for sale for $110,000, despite minor damage suffered as a result of Hurricane Katrina.” Please reconcile this statement with the disclosure on page 19 that the property has been relisted for sale.

We have revised the disclosure throughout the prospectus regarding the sale of property in Mississippi and repayment of the loan.

10.	We note your response to comment no. 27 and the revised disclosure on page 24. We further note the disclosure that the consulting fee will be reduced to $3,950 per lot if the loan is fully paid by September 12, 2005. Please revise your disclosure to clarify, if true, that the loan was not fully paid by that date.

We have updated this disclosure.

Loan Policies and Procedures, page 24

11.	We note your response to comment no. 29 that you do not concur that you mainly provide loans for renovation and construction of single family residences. We further note the revised disclosure on page 25 referencing commercial purpose loans, including loans on residential properties. Please expand your disclosure to clarify what you mean by “always commercial purpose loans” and disclose that a substantial majority of your loans are secured by mortgages on single family residential properties.

We have revised the use of loans proceeds disclosure.

Past Performance of Regatta Capital Limited, page 31

12.	Please expand your disclosure to discuss Regatta’s investment objectives. For example, does Regatta make monthly or quarterly payments to its investors or are funds distributed to investors only when loans are repaid? If Regatta’s investment objectives are different than those of Del Mar, which, as disclosed on page 1, intends to provide “steady, predictable income flow,” these differences should be discussed in this section.

We have expanded our disclosure to describe methods of payments by Regatta to its investors. As stated, Regatta’s investors are not a party to loan agreements and there is no direct connection to a repayment of a particular loan by a borrower of Regatta’s and payment to Regatta’s investors. Differences between debt and equity investors is also discussed.

13.	We note your statement on page 32 that Regatta may receive repayment of principal, payment of interest, origination and travel and inspection fees. Please tell us what you mean by Regatta “may” receive these amounts and clarify whether any repayment of principal or payment of interest is paid directly to the lenders.

The sentence has been revised regarding Regatta’s revenues. The “may” was simply to indicate that in some instances certain payments may not be received. For example, Regatta does not always receive reimbursement of inspection fees. Again, repayments of principal or payments of interest are not paid directly to Regatta’s investors (lenders).

14.	We note your disclosure on page 11 regarding Regatta’s problem loans and the oral agreement between Regatta and its note holders. Please expand your disclosure in this section to include this information. In addition, if Regatta and its note holders have executed any written agreements, please provide a copy of these agreements, including any amended notes.

The disclosure in the risk factor section regarding Regatta’s problem loans and the oral agreement between Regatta and its noteholders has been included in the Past Performance section. Regatta and its noteholders have not executed any written agreement.

15.	We note your response to comment no. 30 that Del Mar and Regatta hired the same attorney to provide them opinions regarding their respective loans in Missouri. The Missouri opinion provided to us references only a loan to be made by Regatta Capital Ltd. Please te11 us whether there is another opinion that references the loan to be made by Del Mar and provide a copy of that opinion.

There is not a separate opinion that references the loan to be made by Del Mar, but Del Mar used and relied upon that opinion. Irrespective of whether Del Mar would have a cause of action against the attorney issuing the opinion, Del Mar believes that the information is accurate and may be relied upon in connection with the loans it made in St. Joseph, of Missouri.

“Where You Can Find Additional Information, page 40

16.	Please revise to update the address of the SEC’s public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

The address has been updated.

17.	Please revise to provide interim statements of income for the most recent fiscal quarter and the corresponding period of the preceding fiscal year. See Rule 10-01(c)(2) of Regulation S-X.

The interim statements from the most recent fiscal quarter and corresponding period of the preceding fiscal year have been added to the financial statements.

Notes Receivable, page F-6

18.	We have reviewed your response to comment 31, and note from your disclosure that the appraisal values of three of the four col1ateralized properties reflect their after refurbishment values. Please tell us if the refurbishment of these three properties has been completed and, if not, how you determined the fair value of those three properties at the balance sheet date. Refer to paragraph 34 of SF AS 144.

The refurbishment of these three properties has been completed.

Part II

Past Performance Tables. page 11-4

19.	Please include a narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record and the tables and discusses the factors that the sponsor considered in determining whether the previous programs had “similar investment objectives.” For each table, please include a brief narrative explaining the objective of the table and what it covers so that investors can understand the significance of the information presented. Refer to Appendix II of Guide 5.

The Past Performance Tables have been revised according to your comment. We added a narrative introduction and narratives accompany each of the tables.

20.	We note that you have not included Table II, which details compensation to sponsor and Table III, which details operating results of prior programs. In light of your statement on page 32 that Regatta may receive origination fees, we note that origination fees may decrease the interest to be earned by investors and could be considered compensation. Please include these tables or tell us why you do not believe that they are applicable. For any prior performance information relating to mortgages, please adjust the tables to provide analogous information as would be included in real estate programs.

We have chosen not to include Table II or Table III from Guide 5 as we do not think either table is applicable to Regatta.

With respect to Table II, investors in Regatta are debt, not equity, investors. These investors are entitled to receive repayment of the fixed amount of principal on their notes and interest earned on those notes. We do not agree that origination fees would decrease the interest to be earned by Regatta’s investors. Regatta’s ability to pay is based on Regatta’s receipts of all types of payments, including the payment of principal, interest payments and origination fees. Receipt of fees by Regatta is not compensation received by Regatta for operating a program for investors.

Table III is inapplicable to Regatta as well. As we have previously stated in response to comment letters, Regatta does not operate programs for investors. Regatta's problem loans have been disclosed in the registration statement.

21.	We note the “Summary Lender History” table. Please clarify how you determined whether to classify a payment to lenders as “principal” or “interest.” We note that it appears that more interest than principal was repaid to your lenders over the past five years. In addition, we note the number of lenders for each year. Please disclose whether the lenders keep rolling over their investment to subsequent years and tell us the aggregate number of individuals that have invested in Regatta since 2001.

Payments to investors (lenders) pursuant to promissory notes are applied first to interest, and then to principal. Inasmuch as many of the notes have been “rolled over,” interest payments exceed principal payments. The aggregate number of persons that have invested in Regatta’s notes since 2001 is 44.

Exhibit 8.1: Tax Opinion

22.     Please delete the word “solely” in first sentence of the penultimate paragraph of the opinion.

The word “solely” in the first sentence of the penultimate paragraph of the tax opinion has been deleted.

        We will provide the Staff with marked copies of the amendment to expedite review. Thank you for your courtesies in promptly reviewing this amendment. We hope to be able to file a request for acceleration on or about January 7, 2006.

Sincerely,

/s/ Stephen D. Replin
Stephen D. Replin

cc:    Robert M. Bearman